Exhibit 99.2

F-1

OFA Group and Subsidiaries

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. Dollars, except for the number of shares)

	September 30, 2025	March 31, 2025
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	$505,786	$31,950
Prepaid expense	39,007	-
Contract assets	220,734	8,466
Account receivables, net	-	7,480
Deferred offering costs	-	266,028
Total current assets	765,527	313,924

NON-CURRENT ASSETS:
Rent deposit	15,999	16,004
Right-of-use asset - operating lease	53,214	37,999
Property, plant and equipment, net	1,001,353	-
Intangible assets, net	15,101,651	-
Total non-current assets	16,172,217	54,003

	$16,937,744	$367,927
Total assets

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Account payable	$32,144	$-
Accrued liabilities	3,494,333	2,182
Contract liabilities	156,081	131,564
Current maturities of loan payable	2,664	378
Due to related party	235,398	48,462
Operating lease liabilities	32,489	38,109
Total current liabilities	3,953,109	220,695

Non-Current liabilities:
Loan payable, net of current	470,902	473,188
Operating lease liabilities	20,868	-
Total non-current liabilities	491,770	473,188

	4,444,879	693,883
Total liabilities

Stockholders’ deficit:
Ordinary shares, with $0.001 par value, 50,000,000 number of ordinary shares authorized, 13,923,611 and 9,611,111 ordinary shares issued and outstanding as of September 30, 2025 and March 31, 2025, respectively	13,924	9,611
Additional paid-in capital	15,716,444	641,785
Stock payable	1,075,786	-
Accumulated deficit	(4,459,520)	(1,027,068)
Accumulated other comprehensive income	146,231	49,716
Total stockholders’ deficit	12,492,865	(325,956)

Total liabilities and stockholders’ deficit	$16,937,744	$367,927

*Par value of ordinary shares, additional paid-in capital and share data have been retrospectively restated to give effect to the reorganization that is discussed in Note 1.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

OFA Group and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

(Expressed in U.S. Dollars, except for the number of shares)

	For the Six-month Ended September 30,
	2025	2024

Revenue
Project Income	$634,222	$125,591
Cost of revenue	430,065	89,740
Gross profit	204,157	35,851

Operating expenses:
Depreciation and amortization	99	-
Selling, general and administrative	977,123	94,075
Professional services	1,519,903	6,573
Advertising and marketing	159,658	11,911
Salaries and wages	982,040	76,237
Total operating expenses	3,638,823	188,796

Loss from operations	(3,434,666)	(152,945)

Other income (expense)
Government subsidies	9,017	-
Interest expense	(7,076)	(40,735)
Interest income	273	818
Total other expense	2,214	(39,917)

Loss from operations before income taxes	(3,432,452)	(192,862)

Provision for income taxes	-	-

Net Loss	(3,432,452)	(192,862)

Other comprehensive loss
Foreign currency translation adjustments	96,515	(2,159)
Total comprehensive loss	(3,335,937)	(195,021)

Net loss per share - basic and diluted	(0.27)	(0.02)

Weighted average shares outstanding - basic and diluted	12,732,149	7,773,406

*Par value of ordinary shares, additional paid-in capital and share data have been retrospectively restated to give effect to the reorganization that is discussed in Note 1.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

OFA Group and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED)

(Expressed in U.S. Dollars, except for the number of shares)

	For The	For The
	Six Months Ended	Six Months Ended
	September 30,2025	September 30,2024

Net Loss	$(3,432,452)	$(192,862)

Other comprehensive expense
Foreign currency adjustments	$96,515	$(2,159)

Comprehensive loss	$(3,335,937)	$(195,021)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

OFA Group and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

(Expressed in U.S. Dollars, except for the number of shares)

			Additional			Accumulated	Total
	Ordinary Shares		Paid-in	Stock	Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Capital	payable	Deficit	Income	Deficit
Balance, March 31, 2024	7,711,111	$7,711	$5,185	$-	$(312,388)	$31,281	$(268,211)
Foreign currency translation adjustments	-	-	-	-	-	(2,159)	(2,159)
Shares issued for professional services	1,300,000	1,300	84,500	-	-	-	85,800
Shareholder distribution	-	-	(408,507)	-	-	-	(408,507)
Bridge loan conversion	600,000	600	599,400	-	-	-	600,000
Bridge loan conversion - interest forgiven	-	-	32,153	-	-	-	32,153
Net loss for the period	-	-	-	-	(192,862)	-	(192,862)
Balance, September 30, 2024 (Unaudited)	9,611,111	$9,611	$312,731	$-	$(505,250)	$29,122	$(153,786)

Balance, March 31, 2025	9,611,111	$9,611	$641,785	$-	$(1,027,068)	$49,716	$(325,956)
Foreign currency translation adjustments	-	-	-	-	-	96,515	96,515
Shareholder Investment	-	-	37,000	-	-	-	37,000
Share-based compensation	-	-	-	275,786	-	-	275,786
Shares to be issued for professional services	-	-	-	800,000	-	-	800,000
Issuance of common stock upon initial public offering, net of underwriting discounts and commissions and other issuance costs	4,312,500	4,313	15,303,687	-	-	-	15,308,000
Deferred IPO costs reclassified to APIC	-	-	(266,028)	-	-	-	(266,028)
Net loss for the period	-	-	-	-	(3,432,452)	-	(3,432,452)
Balance, September 30, 2025 (Unaudited)	13,923,611	$13,924	$15,716,444	$1,075,786	$(4,459,520)	$146,231	$12,492,865

*Par value of ordinary shares, additional paid-in capital and share data have been retrospectively restated to give effect to the reorganization that is discussed in Note 1.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-5

OFA Group and Subsidiaries

CONDENSED CONSOLIDATED STATEMENT OF CASHFLOWS

(UNAUDITED)

(Expressed in U.S. Dollars, except for the number of shares)

	For the Six-month Ended September 30,
	2025	2024
Cash flows from operating activities:
Net Loss	$(3,432,452)	$(192,862)
Adjustments to reconcile net (loss) to net cash used in operating activities:
Depreciation and amortization	99	-
Share-based compensation expense	1,075,786	-
Interest forgiven	-	32,153
Changes in operating assets and liabilities:
Due to related party	137,401	11,748
Contract assets	(211,454)	33,639
Account receivables	7,452	(10,425)
Prepaid expenses	(37,661)	-
Rent deposit	-	(5,569)
Non-cash operating lease expense	44,512	34,242
Deferred offering costs	-	50,416
Right-of-use liabilities	(44,478)	(33,560)
Contract liabilities	24,423	(1,818)
Account payable	32,144	(14,352)
Accrued expenses	3,478,821	3,989

Net cash provided from (used in) operating activities	1,074,593	(92,399)

Cash flows from investing activities:
Purchases of property and equipment	(997,608)	-
Capitalized internal-use software	(15,043,691)	-

Net cash used in investing activities	(16,041,299)	-

Cash flows from financing activities:
Proceeds from issuance of common stock upon initial public offering, net of underwriting discounts, commissions and other offering costs	15,308,000	-
Shareholder investment	37,000	-

Net cash provided from financing activities	15,345,000	-

Net change in cash	378,294	(92,399)
Effect of currency translation on cash and cash equivalents	95,542	1,292

Cash and cash equivalents, beginning of period	31,950	268,160

Cash and cash equivalents, end of period	$505,786	$177,053

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$7,076	$8,582
Cash paid for taxes	$-	$-

NON-CASH INVESTING AND FINANCING ACTIVITIES
Establishment of ROU asset and liabilities	$59,600	$63,352
Shareholder distribution	$-	$600,000
Debt conversion	$-	$600,000
Stock Issued for services	$-	$85,800
Deferred IPO costs reclassified to APIC	$266,028	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-6

OFA Group and Subsidiaries

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and March 31, 2025 and for the Six Months Ended September 30, 2025 and 2024

NOTE 1. NATURE OF BUSINESS AND ORGANIZATION

Description of Business

OFA Group (the “OFA”) is a limited liability company established under the laws of the Cayman Islands on August 27, 2024. It is a holding company with no business operation.

OFA owns 100% equity interest of Office for Fine Architecture Limited f/k/a: Panesian Engineering Limited (the “OFA HK”), a limited liability company established in Hong Kong Special Administrative Region, China on January 31, 2013. OFA Financial, Inc. (the “OFA Financial”) was incorporated in the State of Delaware on June 11, 2025, and is 100% owned by OFA Group. OFA Financial HK Limited (the “HK Financial”) was incorporated in Hong Kong on September 10, 2025, and is 100% owned by OFA Financial, Inc.

OFA, through its wholly-owned subsidiary, OFA HK, (collectively, the “Company”), provides a wide rage of service in Hong Kong, including interior design, fit out services, project management and application service. OFA HK provides design and fit out services for commercial and residential buildings. The design service includes both the consultation with its staff and the actual design work and the Company provides a specific conceptualized design with layout plans, detailed design drawings, advice relating to, among other things, budgetary consideration, optimal use of space, the materials, fittings, furniture, appliances and other items to be used with an aim to produce a preliminary design plan and quotation for clients’ considerations. Fit out works include installing protective materials to cover floors or walls, installing or constructing partition walls, windows and window frames and decorative fittings, furniture or fixtures, installing plumbing systems as well as installing switches, power outlets, telephone wiring, computer outlet covers and other electrical and wiring works. OFA HK is also focused on innovation, efficiency, and scalability, transitioning from a traditional project-based model to a subscription-based model for AI tools, real estate development and senior care infrastructure.

Reorganization

A reorganization of the corporate structure of the Company (the “Reorganization”) was completed on August 29, 2024. Prior to the Reorganization, OFA HK, the operating entity, was directly controlled by the R-Opus Inc., Consequently, OFA became the holding company of OFA HK on August 29, 2024. OFA and OFA HK resulting from Reorganization have always been under the common control of the same controlling shareholders before and after the Reorganization. The consolidation of these entities has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of any intra-entity transactions.

F-7

The accompanying unaudited condensed consolidated financial statements reflect the activities of OFA and the following entity:

Subsidiaries	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
Office For Fine Architecture Limited (OFA HK)	January 31, 2013	Hong Kong	100%	Providing design, fit out, project management and application services for commercial, residential and industrial properties, real estate development, senior care infrastructure.
OFA Financial, Inc. (OFA Financial)	June 11, 2025	Delaware, USA	100%	empowering growth-stage and cross-border companies in their journey toward successful market entry and expansion in the United States.
OFA Financial HK Limited (HK Financial)	September 10, 2025	Hong Kong	100%	Activities of head offices; management and management consultancy activities.

Initial Public Offering

On May 22, 2025, OFA Group (the “Company”) completed its initial public offering (the “IPO”) of 3,750,000 ordinary shares, par value $0.001 per share, at a public offering price of $4.00 per share, generating gross proceeds of $15 million, before deducting underwriting discounts and offering expenses. In connection with the IPO, the underwriters exercised their over-allotment option in full to purchase an additional 562,500 ordinary shares, par value $0.001 per share, at the public offering price of $4.00 per share. The over-allotment option exercise closed on June 5, 2025.

Prior to the completion of the IPO, deferred offering costs, which consisted primarily of accounting, legal and other professional fees directly attributable to the IPO, were capitalized within other current assets in the consolidated balance sheet. Upon the completion of the IPO, such deferred offering costs were reclassified to shareholders’ equity as a reduction of the IPO proceeds. Deferred offering costs associated with the IPO that had not yet been paid as of the reporting date were not material.

NOTE 2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements and the notes thereto have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X.

F-8

The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of September 30, 2025 and the results of its operations and its cash flows for the six months ended September 30, 2025 and 2024. The results for the six months ended September 30, 2025 are not necessarily indicative of results to be expected for the year ending March 31, 2026, any other interim periods, or any future year or period. These unaudited condensed consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements as of and for the year ended March 31, 2025 and notes thereto also included herein.

The unaudited condensed consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which opted out of utilizing the emerging growth company reduced reporting requirements difficult.

Use of Estimates and Assumptions

The preparation of the Company’s unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Significant estimates required to be made by management, include, but are not limited to, the allowance for doubtful accounts, allowance for deferred tax assets, uncertain tax position, incremental borrowing rates used in calculation of the operating lease right-of-use assets and operating lease liabilities, the estimated cost and the input measure method used in revenue recognition, and the valuation of share-based compensation expenses. Actual results could differ from those estimates, and as such, differences could be material to the unaudited condensed consolidated financial statements.

F-9

Reclassification of Prior Year Presentation

Certain prior year amounts have been reclassified for consistency with the current period presentation. These reclassifications had no effect on the reported results of operations.

Foreign Currency Translation and Transaction

The Company’s principal country of operations is Hong Kong. The financial position and results of its operations are determined using Hong Kong Dollars (“HK$”), the local currency, as the functional currency. The Company’s unaudited condensed consolidated financial statements are reported using the U.S. Dollars (“US$” or “$”). Under the current rate method, the results of operations and the unaudited condensed consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the unaudited condensed consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in unaudited condensed consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the Company’s unaudited condensed consolidated statements of operations and comprehensive income (loss).

The following table outlines the currency exchange rates that were used in preparing the unaudited condensed consolidated financial statements:

	September 30, 2025	September 30, 2024
Average rate	US$1=HK$7.81	US$1=HK$7.81

	September 30, 2025	March 31, 2025
Spot rate	US$1=HK$7.78	US$1=HK$7.78

Cash

Cash includes cash on hand and demand deposits in accounts maintained with commercial banks that can be added or withdrawn without limitation. The Company maintains the bank accounts in Hong Kong. Cash balances in bank accounts in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount of US$ 64,267 (HK$500,000). Cash balances in bank accounts in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs. Cash balances in bank accounts in the United States are insured by the Federal Deposit Insurance Corporation (FDIC) up to a maximum amount of US$ 250,000 per depositor, per insured bank.

F-10

Accounts Receivable, net

Accounts receivables are recorded at invoiced amounts, net of an allowance for credit losses, and do not bear interest. In accordance with Accounting Standards Update No. 2016-13 “Financial Instruments—Credit Losses” (“ASC 326”), the Company measures its allowance for credit losses using an expected credit loss model that reflects the Company’s current estimate of expected credit losses inherent in the enterprise and the accounts receivable balance. In determining the expected credit losses, the Company considers its historical loss experience, the aging of its accounts receivable balance, current economic and business conditions, and anticipated future economic events that may impact collectability. The Company reviews its allowance for credit losses periodically and, as needed, amounts are written-off when determined to be uncollectible. As of September 30, 2025 and March 31, 2025, the allowance for credit losses were nil and $17,733, respectively.

Deferred Offering Costs

The Company complies with the requirements of the ASC 340-10-S99 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Pursuant to ASC 340-10-S99-1, IPO costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. Deferred offering costs consist of professional and registration fees that are directly related to the Proposed Public Offering. Should the in-process equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the consolidated statements of (loss) income and comprehensive (loss) income. As of September 30, 2025 and March 31, 2025, the Company has incurred deferred offering costs of nil and $266,028, respectively.

Property, plant and equipment, net

Property, plant and equipment (including construction in progress) are stated at cost less accumulated depreciation and impairment charges. Depreciation is calculated primarily based on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets except the depreciation method for mold and tooling:

Useful Life
Equipment	5-10 years
Hardware	5-10 years

Intangible Asset

The Company’s intangible assets consist primarily of capitalized software development costs and an exclusive license related to an artificial intelligence–based software platform. The Company accounts for intangible assets in accordance with ASC 350, Intangibles—Goodwill and Other. Intangible assets acquired in an asset acquisition are initially recognized at cost, which represents the fair value of the consideration transferred. Costs incurred in connection with the development of internal-use software that is subject to a perpetual, royalty-free, and exclusive license are capitalized once technological feasibility has been established, while costs incurred prior to that point are expensed as incurred.

F-11

Following initial recognition, intangible assets are carried at cost less accumulated amortization and any accumulated impairment losses. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives, which reflect the period over which reflect management’s best estimate of the period over which the assets are expected to contribute to future cash flows. The Company reviews the amortization period and method at least annually and adjusts them prospectively if there are changes in expected useful life or the pattern of economic benefit consumption.

As of September 30, 2025, the Company’s intangible assets primarily relate to an artificial intelligence software system. The intangible assets are amortized over a five-year estimated useful life.

Impairment of Long-Lived Assets

The Company reviews the recoverability of its long-lived assets, such as property and equipment, whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. For the six months ended September 30, 2025 and 2024, no impairment of long-lived assets was recognized.

Leases

The Company adopted ASU 2016-02 Leases (Topic 842) (“Topic 842”) issued by the FASB. The adoption of Topic 842 resulted in the presentation of operating lease right-of-use assets and operating lease liabilities on the consolidated balance sheets.

The Company has assessed the following: (i) whether any expired or existing contracts are or contains a lease, (ii) the lease classification for any expired or existing leases, and (iii) initial direct costs for any expired or existing leases (i.e. whether those costs qualify for capitalization under ASU 2016-02). The Company also elected the short-term lease exemption for certain classes of underlying assets including office space, warehouses and equipment, with a lease term of 12 months or less.

The Company determines whether an arrangement is or contain a lease at inception. A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Company are currently classified as operating leases. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, current, and operating lease liability, non-current in the Company’s consolidated balance sheets. Please refer to Note 8 for the disclosures regarding the Company’s method of adoption of ASC 842 and the impacts of adoption on its financial position, results of operations and cash flows.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. The operating lease ROU assets and lease liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The operating lease ROU assets also includes any lease payments made and excludes lease incentives. The Company’s lease terms may include options to extend or terminate the lease. Renewal options are considered within the ROU assets and lease liabilities when it is reasonably certain that the Company will exercise that option. Lease expenses for lease payments are recognized on a straight-line basis over the lease term.

F-12

For operating leases with a term of one year or less, the Company has elected not to recognize a lease liability or ROU asset on its consolidated balance sheets. Instead, it recognizes the lease payments as expenses on a straight-line basis over the lease term. Short-term lease costs are immaterial to its consolidated statements of operations and cash flows. The Company has operating lease agreements with insignificant non-lease components and has elected the practical expedient to combine and account for lease and non-lease components as a single lease component.

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated operating lease payments in the undiscounted future pre-tax cash flows. For the six months ended September 30, 2025 and 2024, the Company did not have any impairment loss against its operating lease ROU assets.

Share-based Compensation

The Company applies ASC No. 718, “Compensation-Stock Compensation,” which requires that share-based payment transactions with employees and nonemployees upon adoption of ASU 2018-07, be measured based on the grant date fair value of the equity instrument and recognized as compensation expense over the requisite service period, with a corresponding addition to equity. Under this method, compensation cost related to employee share options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period. In addition to requisite service period, the Company also evaluates the performance condition and market condition under ASC 718-10-20. For an award which contains both a performance and a market condition, and where both conditions must be satisfied for the award to vest, the market condition is incorporated into the fair value of the award, and that fair value is recognized over the employee’s requisite service period or nonemployee’s vesting period if it is probable the performance condition will be met. If the performance condition is ultimately not met, compensation cost related to the award should not be recognized (or should be reversed) because the vesting condition in the award has not been satisfied. The expense resulting from share-based payments is recorded in general and administrative expense in the unaudited condensed consolidated statements of operations. Please refer to Note 12 for more information.

Fair Value of Financial Instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, accounts receivables and other current assets, amounts due from/(to) related parties, accrued liabilities, and other current liabilities, approximate their fair values because of the short maturity of these instruments and market rates of interest.

F-13

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 —	Quoted prices in active markets for identical assets and liabilities.

Level 2 —	Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 —	Unobservable inputs that are significant to the measurement of the fair value of the assets or liabilities that are supported by little or no market data.

The Company considers the carrying amount of its financial assets and liabilities, which consist primarily of cash and cash equivalent, contract assets, current maturities of operating lease liabilities, accrued liabilities, contract liabilities, due to related parties, and current maturities of long-term bank borrowings approximate the fair value of the respective assets and liabilities as of September 30, 2025 and March 31, 2025 due to their short-term nature.

Revenue Recognition

The Company adopted the revenue standard Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation.

The Company enters into agreements with clients that create enforceable rights and obligations and for which it is probable that the Company will collect the consideration to which it will be entitled as services transfer to the customer. It is customary practice for the Company to have the agreements with its customers in writing, orally, or in accordance with other customary business practices. The Company recognizes revenue based on the consideration specified in the applicable agreement.

F-14

The contracts which the Company enters into with the clients are fixed price and provide for milestone billings based upon the attainment of specific project objectives to ensure the Company meets its contractual requirements. Additionally, contracts may include retentions or holdbacks paid at the end of a project to ensure that Company meets the contract requirements. However, since the customer does not have the option to purchase the warranty separately and there are no additional services to the customer during the retention period but to ensure all goods and services meet the criteria as specified in the contract, such warranty shall not be accounted for as a separate performance obligation. The Company historically incurs a very minimum cost during the retention period, the Company does not expect any significant liability to be incurred and no further provision made in the accounts. The Company does not assess whether a contract contains a significant financing component if the Company expects, at contract inception, that the period between payment by the customers and the transfer of promised services to the customers will be less than one year.

Design and Fit out Services

The Company identifies the delivery of design and fit out services to the customer to be the performance obligation in the contract. Since the Company has concluded that the promises to be delivered on the contract would be one single performance obligation, no allocation of the transaction price is required and expected. As a professional interior design and fit out service provider, the Company recognizes revenue based on the Company’s effort or inputs to the satisfaction of a performance obligation over time as work progresses because of the continuous transfer of control to the customer and the Company’s right to bill the customer as costs are incurred.

The Company’s contract with the customer has payment terms specified based upon certain conditions completed. The Company generally require an initial payment from the customer upon signing of the contract prior to the commencement of the project, which usually represents approximately 20% to 50% of the total contract sum. The Company issue invoices for interim payments at different stages of the project. The final invoice is generally issued shortly before or immediately after project completion. The Company’s customers are required to pay the Company at different billing stages over the contract period, as such, the Company believes the progress payments limit the Company’s exposure to credit risk and that the Company would be able to collect substantially all of the consideration gradually at different stages. The timing of the satisfaction of the Company’s performance obligations is based upon the cost-to-cost measure of progress method, which is generally different than the timing of unconditional right of payment and is based upon certain conditions completed as specified in the contract. The timing between the satisfaction of the Company’s performance obligations and the unconditional right of payment would contribute to contract assets and contract liabilities.

The Company uses the ratio of actual costs incurred to total estimated costs since costs incurred (an input method) represent a reasonable measure of progress towards the satisfaction of a performance in order to estimate the portion of revenue earned. This method faithfully depicts the transfer of value to the customer when the Company is satisfying a performance obligation that entails a number of interrelated tasks or activities for a combined output that requires the Company to coordinate the work of employees and subcontractors. Contract costs typically include direct labor, subcontract and consultant costs, materials and indirect costs related to contract performance. Changes in estimated costs to complete these obligations result in adjustments to revenue on a cumulative catch-up basis, which causes the effect of revised estimates to be recognized in the current period. Changes in estimates can routinely occur over the contract term for a variety of reasons including, changes in scope, unanticipated costs, delays or favorable or unfavorable progress than original expectations. When the outcome of the contract cannot be reasonably measured, revenue is recognized only to the extent of contract costs incurred that are expected to be recovered. In situations where the estimated costs to perform exceeds the consideration to be received, the Company accrues the entire estimated loss during the period the loss becomes known.

F-15

The Company’s contracts may contain variable consideration in the form of unpriced or pending change orders or claims that either increase or decrease the contract price. Variable consideration is generally estimated using the expected value method but may from time to time be estimated using the most likely amount method depending on the circumstance. Estimated amounts are included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur or when the uncertainty associated with the variable consideration is resolved. Estimates of variable consideration are based upon historical experience and known trends.

The Company recognizes claims against vendors, sub-consultants, subcontractors and others as a reduction in costs when the contract establishes enforceability, and the amounts of recovery are reasonably estimable and probable. Reduction in costs is recognized at the lesser of the amount management expects to recover or costs incurred.

As of September 30, 2025, the Company had transaction price allocated to remaining performance for design and fit out projects amounting to $532,407 which is expected to the satisfaction of a performance obligation within 12 months from September 30, 2025 using an input measure method.

Project Management Services

The Company provides project management services as part of its comprehensive architectural design offerings. The performance obligation is identified as the delivery of these project management services to the customer. Given that the promises to be delivered under the contract constitute a single performance obligation, no allocation of the transaction price is required. The Company has concluded that its performance obligation in providing project management services meets the criteria for recognition over time under ASC 606-10-25-27(a). This criterion is met when the customer simultaneously receives and consumes the benefits provided by the Company’s performance as it occurs. Revenue from project management services is recognized over time, evenly throughout the service period. The total contract price is determined at the inception of the contract and is allocated proportionally over the service period. This method ensures that revenue recognition reflects the continuous transfer of control of the services to the customer on a straight-line basis.

As of September 30, 2025, the Company had transaction price allocated to remaining performance for project management services projects amounting to $14,585 which is expected to the satisfaction of a performance obligation within 12 months from September 30, 2025 using an input measure method.

Application Services

The Company provides application services as part of its comprehensive architectural design offerings. The performance obligation is identified as the approval acquired. Given that the promises to be delivered under the contract constitute a single performance obligation, no allocation of the transaction price is required. The Company has determined that its performance obligation in providing application services meets the criteria for recognition at a point time under ASC 606, as control is transferred to the customer upon application approval acquired.

As of September 30, 2025, the Company had transaction price allocated to remaining performance for project management services projects amounting to $123,020 which is expected to the satisfaction of a performance obligation within 12 months from September 30, 2025.

F-16

Design-only Services

The Company identifies the delivery of design-only services to the customer as the performance obligation in the contract. Since the promises under the contract constitute a single performance obligation, there is no requirement for an allocation of the transaction price. As a provider of professional architectural design services, the Company recognizes revenue based on the progress of its work over time, using an input method that reflects the continuous transfer of control to the customer and aligns with the Company’s right to bill as costs are incurred.

As of September 30, 2025, the Company had transaction price allocated to remaining performance for design-only services projects amounting to $2,181 which is expected to the satisfaction of a performance obligation within 12 months from September 30, 2025.

The Company’s key revenues streams are as below:

	For the six-month ended September 30,
	2025	2024
Project Income
Design and fit-out	618,943	50,336
Others	15,279	75,255
Total	$634,222	$125,591

Warranty

The Company generally provides limited warranties for work performed under its contracts. At the time a sale is recognized, the Company records estimated future warranty costs under ASC 460. Such estimated costs for warranties are estimated at completion and these warranties are not service warranties separately sold by the Company. Generally, the estimated claim rates of warranty are based on actual warranty experience or Company’s best estimate. There were no such reserves for the six-month ended September 30, 2025 and 2024 because the Company’s historical warranty expenses were immaterial to the Company’s unaudited condensed consolidated financial statements. As such, there were no warranty reserves recorded as of September 30, 2025 and March 31, 2025.

Contract Assets and Contract Liabilities

Projects with performance obligations recognized over time that have revenue recognized to date in excess of cumulative billings are reported on consolidated balance sheets as “Contract assets”. Provisions for estimated losses of contract assets on uncompleted contracts are made in the period in which such losses are determined.

Contract assets have billing term with unconditional right to be billed beyond one year are classified as non-current assets.

Contract liabilities on uncompleted contracts represent the amounts of cash collected from clients, billings to clients on contracts in advance of work performed and revenue recognized and provisions for losses. The majority of these amounts are expected to be earned within twelve months and are classified as current liabilities.

F-17

Selling, General and Administrative Expenses

Selling, general, and administrative (“SG&A”) expenses consist primarily of rent, insurance, utilities, and other customary operating expenses. All the costs are charged to operations when incurred. The Company recorded selling, general and administrative expenses of $977,123 and $94,075 for the six months ended September 30, 2025 and 2024, respectively.

Advertising and Marketing Expenses

Advertising expenses primarily include costs related to online marketing, promotional materials and industry publications, and participation in design exhibitions and trade shows. The Company recorded advertising expense of $159,658 and $11,911 for the six months ended September 30, 2025 and 2024, respectively.

Government Subsidies

Government subsidies primarily relate to non-recurring entitlements granted by the Hong Kong government pursuant to the SME Export Marketing Fund. The Company recognizes government subsidies as other income when they are received because they are not subject to any past or future conditions. Government subsidies received and recognized as other income totaled $9,017 and nil for the six months ended September 30, 2025 and 2024, respectively.

Cost of Revenue

The Company’s cost of revenue is primarily comprised of the material, subcontracting labor and overhead costs. These costs are expenses as incurred.

Income Taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

The Company believes there were no uncertain tax positions as of September 30, 2025 and March 31, 2025, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. The Company is not currently under examination by an income tax authority, nor has been notified that an examination is contemplated.

F-18

Comprehensive Income (Loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of foreign currency translation adjustments resulting from the Company translating its unaudited condensed consolidated financial statements from functional currency into reporting currency.

Earnings/(Net Loss) Per Share

The Company computes earnings/(net loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of September 30, 2025 and March 31, 2025, there were no dilutive shares.

Segment Reporting

The Company operates as one segment, in which management uses one measure of profitability, and all of the Company’s assets are located in the Hong Kong. The Company does not operate separate lines of business or separate business entities with respect to any of its product candidates. Accordingly, the Company does not have separately reportable segments.

Related Parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

F-19

Significant Risks

Currency Risk

The Group’s operating activities are transacted in HK$. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. The Group considers the foreign exchange risk in relation to transactions denominated in HK$ with respect to US$ is not significant as HK$ is pegged to US$.

Concentration and Credit Risk

Financial instruments that potentially subject the Company to the concentration of credit risks consist of cash and cash equivalents and accounts receivable. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. The Company deposits its cash and cash equivalents with financial institutions located in Hong Kong. As of September 30, 2025 and March 31, 2025, $206,370 and $31,950 were deposited with financial institutions located in Hong Kong. The Deposit Protection Scheme introduced by the Hong Kong Government insured each depositor at one bank for a maximum amount of US$64,267 (HK$500,000). Otherwise, these balances are not covered by insurance. The Company believes that no significant credit risk exists as these financial institutions have high credit quality and the Company has not incurred any losses related to such deposits.

For the six months ended September 30, 2025 and 2024, the Company’s assets were mainly located in Hong Kong and all of the Company’s revenue were derived from Hong Kong. For the six months ended September 30, 2025, one customer accounted for approximately 97% of the Company’s total revenue. For the six months ended September 30, 2024, two customers accounted for approximately 31% and 28% of the Company’s total revenue.

For the six months ended September 30, 2025, one subcontractor accounted for approximately 97% of the Company’s total purchases. For the six months ended September 30, 2024, one subcontractor accounted for approximately 76.42% of the Company’s total purchases.

Interest rate risk

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate risk on cash deposit and floating rate borrowings, and the risks due to changes in interest rates is not material. The Company has not used any derivative financial instruments to manage the interest risk exposure.

Subsequent event

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date that the consolidated financial statements are available to be issued. Material subsequent events that required recognition or additional disclosure in the unaudited condensed consolidated financial statements are presented.

F-20

Recently issued accounting pronouncements

Recently issued accounting pronouncements not yet adopted

In November 2024, the FASB issued ASU No. 2024-03, Disaggregation of Income Statement Expenses (Subtopic 220-40). The ASU requires the disaggregated disclosure of specific expense categories, including purchases of inventory, employee compensation, depreciation, and amortization, within relevant income statement captions. This ASU also requires disclosure of the total amount of selling expenses along with the definition of selling expenses. The ASU is effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Adoption of this ASU can either be applied prospectively to consolidated financial statements issued for reporting periods after the effective date of this ASU or retrospectively to any or all prior periods presented in the consolidated financial statements. Early adoption is also permitted. This ASU will likely result in the required additional disclosures being included in our consolidated financial statements once adopted. We are currently evaluating the provisions of this ASU.

In November 2024, the FASB issued ASU No. 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments, which clarifies the requirements related to accounting for the settlement of a debt instrument as an induced conversion. The amendments in this update are effective for annual reporting periods beginning after December 15, 2025, including interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating the impact of this guidance on our consolidated financial statements.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments in this update provide a practical expedient permitting an entity to assume that conditions at the balance sheet date remain unchanged over the life of the asset when estimating expected credit losses for current classified accounts receivable and contract assets. This update is effective for annual periods beginning after December 15, 2025, including interim periods within those fiscal years. Adoption of this ASU can be applied prospectively for reporting periods after its effective date. Early adoption is permitted. We are currently evaluating the provisions of this ASU and do not expect this ASU to have a material impact on our consolidated financial statements.

Recently adopted accounting pronouncements

In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. We adopted this ASU retrospectively on December 31, 2024. Refer to Note 14, Segment Reporting and Information about Geographic Areas for the inclusion of the new required disclosures.

In September 2025, the FASB issued ASU No. 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. The ASU simplifies the capitalization guidance by removing all references to prescriptive and sequential software development stages (referred to as “project stages”) throughout ASC 350-40. The ASU is effective for annual periods beginning after December 15, 2027, and interim periods within those fiscal years. Adoption of this ASU can be applied prospectively for reporting periods after its effective date; or follow a modified transition approach that is based on the status of the respective projects and whether software costs were capitalized before the date of adoption; or retrospectively to any or all prior periods presented in the consolidated financial statements. Early adoption is permitted. We are currently evaluating the provisions of this ASU.

F-21

NOTE 3. ACCOUNT RECEIVABLES, NET

Accounts receivable, net consisted of the following at September 30, 2025 and March 31, 2025:

	September 30, 2025	March 31, 2025
Accounts receivable	$-	25,213
Less: allowance for doubtful accounts	-	(17,733)
Accounts receivable, net	$-	7,480

The movement of allowance for doubtful accounts are as follows:

	September 30, 2025	March 31, 2025
Beginning balance	$17,733	-
Write-off	(17,733)	-
Addition	-	17,708
Exchange difference	-	25
Ending balance	$-	17,733

NOTE 4. CONTRACT ASSETS/(LIABILITIES)

Projects with performance obligations recognized over time that have revenue recognized to date in excess of cumulative billings are reported on the Company’s balance sheets as “Contract assets”. Provisions for estimated losses of contract assets on uncompleted contracts are made in the period in which such losses are determined. Contract assets that have billing terms with unconditional rights to be billed beyond one year are classified as non-current assets.

Contract assets consisted of the following at September 30, 2025 and March 31, 2025:

	September 30, 2025	March 31, 2025
Revenue recognized to date	$673,535	$54,113
Less: progress billings to date	(451,063)	(45,659)
Exchange difference	(1,738)	12
Contract assets	$220,734	$8,466
Contract assets, current	$220,734	$8,466

F-22

Contract liabilities consisted of the following at September 30, 2025 and March 31, 2025:

	September 30, 2025	March 31, 2025
Billings in advance of performance obligation under contracts	$156,081	131,564

Contract liabilities related to contracts are balances due to customers under contracts. These arise if a particular milestone payment exceeds the revenue recognized to date under the cost-to-cost method.

The movement in contract liabilities is as follows:

	September 30, 2025	March 31, 2025
Beginning Balance	$131,564	$101,718
Decrease in contract liabilities as a result of recognizing revenue during the period was included in the contract liabilities at the beginning of the period	(3,712)	(47,095)
Increase in contract liabilities as a result of billings in advance of performance obligation under contracts	28,134	76,343
Exchange difference	95	598
Ending Balance	$156,081	$131,564

NOTE 5. PROPERTY AND EQUIPMENT

Property and equipment, net consisted of the following:

	September 30, 2025	March 31, 2025
Equipment	1,452	-
Hardware	1,000,000
Less: accumulated depreciation	(99)	-
Property, plant and equipment, net	$1,001,353	$-

During the six months ended September 30, 2025 and 2024, the Company incurred depreciation expense of $99 and nil, respectively.

NOTE 6. INTANGIBLE ASSETS

On May 23, 2025, the Company entered into a Co-Development Agreement with Alan to AI Consultancy Co. Limited (“the Contractor”) for the co-development of the OFA TransBIM system. This system is an AI software designed for architecture design and automated generation of structural and MEP (Mechanical, Electrical, and Plumbing) construction drawings. Under the agreement, while the core TransBIM system intellectual property (IP) initially remains with the Contractor, the Company secures a perpetual, irrevocable, worldwide, royalty-free license to use, modify, and distribute the software, including access to its source code. Crucially, the Company holds exclusive rights for the use, management, and operation of the system in North America and Hong Kong for five years from final completion, after which the license becomes non-exclusive globally. Furthermore, the Company has an option, exercisable within three years of final completion, to either purchase the IP rights for the North American and Hong Kong version of the system or acquire equity in the Contractor (“the Option”). All development fees paid by the Company will be converted towards the acquisition cost if this option is exercised. The total contractual consideration for the acquisition was $14,993,500. Due to foreign currency translation at the applicable exchange rate on the reporting date, as further detailed in Note 2 (Foreign Currency Translation), the recorded amount in the financial statements is $15,101,651. As of September 30, 2025, $3,473,227 (HK$27,029,002) remained unpaid and is recorded within accrued liabilities on the consolidated balance sheet. The Company has no plans to exercise the Option.

F-23

Intangible assets consisted of the following at each balance sheet date:

	Estimated Useful Life (years)	September 30, 2025	March 31, 2025
Artificial intelligence software	5	$15,101,651	$-
Accumulated amortization		-	-
Net book value		$15,101,651	$-

Amortization of the intangible asset during the six months ended September 30, 2025 and 2024, was nil respectively.

The future amortization of the intangible asset is as follows:

Calendar Year	Amount
2025	$2,265,248
2026	3,020,330
2027	3,020,330
2028	3,020,330
2029	3,020,330
2030	755,083
Total Intangible Asset Amortization	$15,101,651

NOTE 7. RELATED PARTIES TRANSACTIONS

As of September 30, 2025 and March 31, 2025, the Company had amounts due to related parties of $ 235,398 and $48,462, respectively. This amount includes consulting fees payable to the Directors, project expenses, office administration and general expenses paid by the Director on behalf of the Company. The amounts due are non-interest bearing, unsecured and have no fixed repayment terms.

On April 2, 2024, the Company entered a $600,000 bridge loan agreement with Precursor Capital Limited (“Precursor”). The loan bears interest at an annual rate of 12% and is intended exclusively to cover the expenses related to the proposed listing, convertible into 600,000 ordinary shares at a conversion price of $1 per share upon the election of conversion. On September 12, 2024, the loan was converted at the conversion price of $1 per share and 600,000 ordinary shares were issued to Precursor Capital Limited. Simultaneously, the accrued interest of $32,153 was forgiven. For the year ended March 31, 2025, the total amount of offering costs and other general and administrative expenses incurred amounted to $520,547 which will be paid through the loan proceeds. The remaining balance of $79,453, which was not utilized for expenses, will be either paid in cash by Precursor to the Company or otherwise transferred in accordance with the terms of the agreement. As of September 30, 2025, the remaining balance was $42,453.

F-24

NOTE 8. LOAN PAYABLE

On October 5, 2023, the Company borrowed a 10-years term loan of $475,434 (HK$3,697,002) as working capital at an annual interest rate of Hong Kong Prime Lending Rate minus 2.25% per annum under the loan agreement with HSBC (Hong Kong) signed on October 13, 2023. Repayments are to be made on a monthly basis throughout the term of the loan. The loan was under the SME Financing Guarantee Scheme (“Scheme”), the Scheme was launched on January 1, 2011 by The Hong Kong Mortgage Corporation Limited (“HKMC”), to ease the cash flow problems of Enterprises adversely affected by the outbreak of COVID-19, a Special 100% Loan Guarantee would be introduced under the Scheme. The loans under the Special 100% Loan Guarantee are fully guaranteed by the Hong Kong Government at a concessionary low-interest rate.

On January 2, 2025, due to a general decline in the market lending rate, the applicable annual interest rate was automatically adjusted by the lender from 3.125% to 3.000% pursuant to the original loan agreement. As of September 30, 2025, a principal payment of $15,000 had been made, reducing the outstanding loan balance to $473,566.

Bank borrowings are as follows as of September 30, 2025 and March 31, 2025:

	Interest rate	September 30, 2025	March 31, 2025
HSBC (Hong Kong) – 100% Guarantee Loan	3.00%	$473,566	$473,566

Less: current portion of long-term bank borrowings		(2,664)	(378)
Non-current portion of long-term bank borrowings		$470,902	$473,188

Interest expense pertaining to the above bank borrowings for the six months ended September 30, 2025 and March 31, 2025 amounted to $7,076 and $8,582, respectively.

Maturities of the bank borrowings were as follows:

As of
September 30, 2025
2026	10,739
2027	46,963
Thereafter	415,864
Total bank borrowings repayments	$473,566

As of the date of this filing, the principal amount of the bank borrowings as of September 30, 2025 has not been repaid yet.

F-25

NOTE 9. LEASE

The Company leases office space in Hong Kong under a non-cancelable operating lease agreement executed on June 26, 2023, with a term ending August 15, 2025. This lease has been extended to end on August 17, 2027.

In April 2024, the Company entered into two additional non-cancelable operating lease agreements for office spaces located in Rolling Hills Estates, California. The first lease commenced on April 10, 2024, and expired on November 30, 2025. The Company has renewed the lease agreement with leasing period from December 1, 2025 to December 31, 2026. The second lease began on April 22, 2024, and was terminated on April 30, 2025. In November 2024, the Company entered into another lease for office space in Rolling Hills Estates, which commenced on November 11, 2024, and will expire on December 31, 2025. The lease terminated in April 2025 has been extended to October 2025.

The balances for the operating leases where the Company is the lessee are presented within the balance sheets as follows:

	As of	As of
	September 30, 2025	March 31, 2025
Operating leases:
Operating lease right-of-use assets	$53,214	$37,999

Operating lease liabilities, current	$32,489	$38,109
Operating lease liabilities, noncurrent	20,868	-
Total operating lease liabilities	$53,357	$38,109

Weighted average remaining lease term (in years)	1.86	0.43

The components of lease expenses for the six months ended September 30, 2025 and 2024 were as follows:

	For the six-month ended September 30,
	2025	2024
Operating lease cost	$66,672	$54,904
Cost of other leases with period less than one year and variable lease costs	(13,092)	(3,226)

	$53,580	$51,678

Weighted average discount rate (%)	3.63%	3.63%

Supplemental cash flow information related to leases for the six months ended September 30, 2025 and 2024 were as follows:

F-26

	For the six -month ended September 30,
Cash paid for amounts included in the measurement of lease liabilities:	2025	2024
Operating cash flows from operating leases	$53,580	$51,678
Supplemental noncash information:
Right-of-use assets obtained in exchange for lease obligation:	$59,600	$63,352

As of September 30, 2025, the maturities of operating lease liabilities (excluding short-term lease) are as follows:

As of September 30, 2025	Operating Lease
2025	$16,344
2026	38,634
Total lease payments	54,978
Less: Imputed interest	(1,621)
Present value of lease liabilities	$53,357
Less: current portion	(32,489)
Lease obligations, noncurrent	$20,868

NOTE 10. SHAREHOLDER’ EQUITY

Ordinary shares

In July 2024, Wong Li Hsien, OFA HK’s previous shareholder, sold 17,500 ordinary shares of OFA HK to FNHK Inc. and 32,500 shares to R-Opus Inc., while Chong Wai Wong, OFA HK’s previous shareholder, sold 17,500 ordinary shares of OFA HK to CP COWORK LIMITED and 32,500 shares to R-Opus Inc. Following the completion of the transactions, FNHK Inc., R-Opus Inc. and CP COWORK LIMITED became the new shareholders of OFA HK.

In August 2024, OFA Group was incorporated in the Cayman Islands and became the holding company pursuant to the Reorganization described in Note 1. In connection with the Reorganization, 50,000,000 authorized shares of OFA were designated as ordinary shares. Each ordinary share has $0.001 par value and is entitled to one vote. Upon the Reorganization, on August 24, 2024, OFA issued an aggregate of 7,711,111 ordinary shares to shareholders of OFA HK in exchange for respective equity interests that they held in OFA HK immediately before the Reorganization. Share data have been retrospectively restated to give effect to the reorganization that is discussed in Note 1.

On April 2 2024, the Company entered a $600,000 bridge loan agreement with Precursor Capital Limited (“Precursor”) to finance expenses related to the proposed listing. The loan bears interest at an annual rate of 12% and was convertible into 600,000 ordinary shares at a conversion price of $1 per share upon the election of conversion. On September 12, 2024, Precursor elected to convert the full outstanding principal of $600,000, and 600,000 ordinary shares were issued. For the year ended March 31, 2025, the total amount of offering costs and other general and administrative expenses incurred amounted to $520,547 which will be paid through the loan proceeds. The remaining balance of $79,453, which was not utilized for expenses, will be either paid in cash by Precursor to the Company or otherwise transferred in accordance with the terms of the agreement. As of September 30, 2025, the remaining balance was $42,453.

F-27

On March 25, 2024, the Company also entered into agreements with certain consultants and advisors for services provided in connection with the Company’s initial public offering. Under the terms of these agreements, on September 25, 2024, the Company issued an aggregate of 1,300,000 ordinary shares as consideration for advisory and consulting services rendered. The fair value of these ordinary shares was determined to be $0.066 per share, as valued by an independent third party using the income approach. Based on this fair value, the total share-based compensation recognized amounted to $85,800. Please refer to Note 10 for more information.

On May 22, 2025, the Company completed its IPO of 3,750,000 ordinary shares, par value $0.001 per share, at a public offering price of $4.00 per share, resulting in gross proceeds of approximately $15.0 million, before underwriting discounts and offering expenses. In connection with the IPO, the underwriters exercised their over-allotment option in full to purchase an additional 562,500 ordinary shares, par value $0.001 per share, at the public offering price of $4.00 per share. The over-allotment option exercise closed on June 5, 2025. .Deferred offering costs of $266,028 were offset against the proceeds from the IPO.

The Company is authorized to issue 50,000,000 shares of ordinary shares, $0.001 par value. As of September 30, 2025 and March 31, 2025, the Company had issued and outstanding ordinary shares of 13,923,611 and 9,611,111, respectively. The ordinary shares were held in book entry form.

NOTE 11. INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company in the Cayman Islands to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. With effect from the year of assessment of 2018/2019, Hong Kong profit tax rates are 8.25% on assessable profits up to $ 256,082 (HK$2,000,000), and 16.5% on any part of assessable profits over $ 256,082 (HK$2,000,000). No income tax expense was recognized for the year as the Company maintained a full valuation allowance against its deferred tax assets. Accordingly, there was no current income tax expense incurred in Hong Kong due to the valuation allowance.

U.S.

The Company’s subsidiary OFA Financial was incorporated in Delaware and is treated as United States corporations for US federal income tax purposes per the Internal Revenue Code (US) and are thereby subject to federal income tax on its worldwide income. The applicable U.S. federal corporate income tax rate is 21%. The Company is exempt from Delaware state corporate income tax as it does not conduct business within the state of Delaware, though it remains subject to the annual Delaware franchise tax.

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The Company did not recognize a provision for income taxes for the six months ended September 30, 2025 and 2024.

The Company measures deferred tax assets and liabilities based on the difference between the audited consolidated financial statement and tax bases of assets and liabilities at the applicable tax rates. Components of the Company’s deferred tax asset and liability are as follows as of September 30, 2025 and March 31, 2024:

	As of September 30, 2025	As of March 31,2025

Stock compensation	88,753	-
Net operating loss carryforwards	$348,658	$95,049
Total deferred tax assets	437,411	95,049
Less: valuation allowance	(437,411)	(95,049)
Deferred tax assets, net	$-	$ -

There was no income tax payable as of September 30, 2025 and March 31, 2024.

As of September 30, 2025, the Company had accumulated net operating loss carryforwards with an indefinite carry-forward period of approximately $ 4,088,455

The following table reconciles Hong Kong statutory rates to the Company’s effective tax:

	For the Six Months Ended
	September 30,
	2025	2024
Profit loss before income taxes	$(3,432,452)	$(192,862)
Hong Kong Profits Tax rate	8.25%	8.25%
Income taxes computed at Hong Kong Profits Tax rate	(283,177)	(15,911)
Reconciling items:

Change in valuation allowance	283,177	15,911
Income tax expense	$-	$-

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of March 31, 2025 and 2024, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income taxes for the six months ended September 30, 2025, and 2024. The Company also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from March 31, 2025.

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NOTE 12. SHARE-BASED COMPENSATION

On September 25, 2024, the Company issued 1,300,000 ordinary shares for professional services provided for the initial public offering. The total fair value of the shares issued was $85,800, based on a fair value of $0.066 per share as determined by an independent third party. The following table summarizes the key assumptions used to determine the fair value of the awards:

Fair value per share	0.066
Discount rate (after tax)	15%
Discount for lack of marketability (“DLOM”)	28%

On April 28, 2025, the Company entered into a service agreement (the “Agreement”) with Greentree Financial Group, Inc. (“Greentree”), pursuant to which Greentree agreed to provide professional services regarding compliance with U.S. GAAP and SEC rules. As consideration for these services, the Company issued 200,000 shares of its ordinary shares to Greentree. The service fees were considered fully earned upon the execution of the Agreement. The Company recognized stock-based compensation expense based on the fair value of the shares at $4.00 per share, referencing the market price on May 19, 2025, the date the Company’s shares commenced trading. Accordingly, the Company recognized stock-based compensation expense of $800,000 related to this grant during the period ended September 30,2025. On December 18, 2025, the Company and Greentree entered into an amendment to the Agreement (the “Addendum”). Under the terms of the Addendum, the Company agreed to issue an additional 350,000 shares of ordinary shares to Greentree as a professional service fee. These shares were issued and vested immediately upon the signing of the Addendum.

On August 30, 2024, the Company entered into an Executive Employment Agreement with Mr. Li Hsien Wong, the Chief Executive Officer. The agreement became effective on May 15, 2025 (the “Effective Date”), coinciding with the effectiveness of the Company’s registration statement on Form F-1. Pursuant to the agreement, Mr. Wong is entitled to an annual equity grant of 100,000 ordinary shares. For the calendar year 2025, Mr. Wong will receive an initial grant pro-rated for the period from the Effective Date through December 31, 2025. Subsequent annual grants of 100,000 ordinary shares are scheduled to be awarded on January 1 of each year during the employment period, subject to continued employment. For the initial grant awarded on the Effective Date, the Company determined the grant date fair value to be $4.00 per share, based on the market closing price on May 21, 2025. Accordingly, the Company recognized stock-based compensation expense of $275,786 related to this grant during the period ended September 30, 2025.

NOTE 13. COMMITMENTS AND CONTINGENCIES

Commitments

As of September 30, 2025, the Company did not have any significant capital and other commitments.

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Contingencies

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any such matters will have a material adverse effect on its financial position, cash flows or results of operations on an individual basis or in the aggregate. As of September 30, 2025 and March 31, 2025, the Company is not a party to any material legal or administrative proceedings.

NOTE 14. SEGMENT INFORMATION

In accordance with ASC 280-10, Segment Reporting: Overall, the CODM reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Company as a whole; hence, the Company has only one operating segment.

The Company’s segment profit or loss is measured using gross profit, which is the primary performance metric utilized by management to evaluate the financial results and to make decisions regarding resource allocation. Although gross profit is reviewed by management for operational analysis, operating income (loss) is the primary measure used by the Company’s chief operating decision maker (CODM) for segment performance assessment and resource allocation. The Company concluded that the CODM is Mr. Li Hsien “Larry” Wong, CEO.

	As of September 30, and for the six months ended September 30,
Item	2025	2024
Revenue	$634,222	$125,591
Cost of revenue	430,065	89,740
Gross profit	204,157	35,851
Operating expenses	3,638,823	188,796
Segment operating loss	(3,434,666)	(152,945)
Segment other income (expense)	2,214	(39,917)
Segment assets	16,937,744	501,547

NOTE 15. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date that the unaudited condensed consolidated financial statements were available to be issued. Other than as set forth below, there were no material subsequent events that required recognition or additional disclosure in the unaudited condensed consolidated financial statements presented.

Letter of Intent - Joint Venture

On August 19, 2025, the Company entered into a binding letter of intent with Next Investment LLC to form a joint venture for the development and operation of a senior care facility in Indiana. Under the proposed arrangement, the Company and Next would own 60% and 40% of the joint venture, respectively, with the Company having the right to appoint two of three members to the board of managers. Next is expected to contribute the project real property, while the Company would be responsible for design, construction management and project financing. The letter of intent remains subject to completion of due diligence and the execution of definitive agreements.

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Securities Purchase Agreement

On October 29, 2025, the Company entered into a securities purchase agreement with certain investors pursuant to which, subject to shareholder approval and satisfaction of other customary conditions, the Company may issue and sell up to an aggregate of US$50.0 million stated value of Series A convertible preferred shares. The transaction contemplates multiple closings, including an initial closing of US$1.5 million stated value at a purchase price reflecting an original issue discount, with additional closings subject to, among other conditions, shareholder approval and the effectiveness of a registration statement covering the resale of ordinary shares issuable upon conversion and as dividends. The Series A convertible preferred shares accrue dividends at an annual rate of 12%, are convertible into ordinary shares subject to a fixed and variable conversion price mechanism and floor price provisions, rank senior to the Company’s ordinary shares with respect to dividends and liquidation, and contain customary anti-dilution, redemption, and protective provisions.

Extraordinary General Meeting of Shareholders

On November 24, 2025, the Company held an extraordinary general meeting of shareholders (the “EGM”).

At the EGM, the Company’s shareholders approved the following proposals:

(i) Proposal 1: As an ordinary resolution, to increase the Company’s authorized share capital from US$50,000 divided into 50,000,000 ordinary shares of a par value of US$0.001 each, to US$320,000 divided into 320,000,000 ordinary shares of a par value of US$0.001 each;

(ii) Proposal 2: As an ordinary resolution, subject to the approval of Proposal 1 by the shareholders, to amend the authorized share capital of the Company by (i) re-classifying and re-designating 120,000,000 ordinary shares as 100,000,000 Class A ordinary shares, par value US$0.001, each with one vote per share and 20,000,000 Class B ordinary shares, par value US$0.001 each, with 25 votes per share. The current issued and outstanding 14,223,611 ordinary shares of par value of US$0.001 each be and are re-classified and re-designated as Class A ordinary shares; and (ii) re-classify the remaining 200,000,000 shares as undesignated shares of a par value of US$0.001 (the “Un-designated Shares”) each, of such class or classes, however designated, as the board of directors may determine in accordance with the amended and restated memorandum and articles of association of the Company (the “Re-designation of Shares”), such that, immediately following the Re-designation of Shares, the authorized share capital of the Company shall be US$320,000 divided into 320,000,000 shares comprising (i) 100,000,000 Class A ordinary shares; (ii) 20,000,000 Class B ordinary shares; and (iii) 200,000,000 Un-designated Shares;

(iii) Proposal 3: As a special resolution, subject to the approval of Proposal 1 and Proposal 2 by the shareholders, to amend and restate the Company’s amended and restated memorandum and articles of association (the “M&A”) by the deletion in their entirety and to approve and adopt the substitution in their place of the second amended and restated memorandum and articles of association (the “Second M&A”), with immediate effect in substitution for and to the exclusion of the M&A;

(iv) Proposal 4: As an ordinary resolution, subject to the approval of Proposals 1 – 3 by the shareholders, to issue 20,000,000 Class B Ordinary Shares each in the capital of the Company to FNHK Inc., CP COWORK LIMITED and R-OPUS Inc. at par value each, for an aggregate consideration of US$20,000.00; On December 30,2025, the Company executed the purchase agreement with FNHK Inc., CP COWORK LIMITED and R-OPUS Inc (“the Purchaser”). As of February 2026, the Company had fully received the consideration and issued 6,666,667 Class B ordinary shares to FNHK Inc., 6,666,666 Class B ordinary shares to CP COWORK LIMITED and 6,666,667 Class B ordinary shares to R-OPUS Inc.

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(v) Proposal 5: As an ordinary resolution, (i) the Company be authorized to enter into, execute, deliver and perform all obligations under the Securities Purchase Agreement (the “Purchase Agreement”), the Certificate of Designations of Series A Convertible Preferred Shares, par value UD$0.001 per share (the “CoD”) and the Registration Rights Agreement (the “RRA,” and together with the Purchase Agreement and the CoD, the “Transaction Documents”), in each case substantially in the forms presented to the shareholders; (ii) the Company is authorized to issue and sell up to 50,000 Series A Convertible Preferred Shares (the “Preferred Shares”), having an aggregate stated value of up to US$50,000,000, pursuant to and in accordance with the Transaction Documents (the “Private Placement” or the “Facility”); (iii) any Director and/or officer of the Company be authorized and directed to negotiate, execute and deliver all agreements, documents and instruments necessary or desirable to establish, maintain and draw upon the Private Placement; (iv) any Director and/or officer be authorized to take all such actions (including issuance of Preferred Shares under the authorized Un-designated Shares, determining the rights attached to these preferred shares and submission of Registration Statement with the U.S. Securities and Exchange Commission) as may be necessary or appropriate in connection with the Facility and the Private Placement; (v) the Facility will be subscribed for up to US$18,000,000 by Greentree Financial Group, Inc.; and (v) the Facility will be subscribed for up to US$32,000,000 by TriCore Foundation, LLC. The beneficial owners of TriCore Foundation, LLC are the three founder shareholders and affiliates of the Company: (A) Li Hsien Wong, (B) Wai Wong Chong, and (C) R-Opus, Inc.;

(vi) Proposal 6: As an ordinary resolution, to establish and maintain a digital asset treasury for the purpose of holding, managing and investing in digital assets including cryptocurrencies and blockchain-based assets; and

(vii) Proposal 7: As an ordinary resolution, to adjourn the EGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the EGM, there are not sufficient votes to approve any other proposal(s).

Nasdaq Deficiency Letter

On December 11, 2025, the Company received a letter from the Listing Qualifications Department of Nasdaq notifying the Company that the closing bid price per share for its ordinary shares was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). The Nasdaq notification letter does not result in the immediate delisting of the Company’s ordinary shares, and the shares will continue to trade uninterrupted under the symbol “OFAL.”

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of one hundred eighty (180) calendar days, or until June 9, 2026 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Company’s ordinary shares is at least $1.00 for a minimum of ten (10) consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance by June 9, 2026, the Company may be eligible for an additional 180 calendar day grace period. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary.

The Company’s ordinary shares have been redesignated as Class A ordinary shares and have commenced trading on Nasdaq on December 17, 2025 as Class A ordinary shares under the same symbol “OFAL.”

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